UNITED MORTGAGE TRUST


VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

         RE:      UNITED MORTGAGE TRUST
REGISTRATION STATEMENT ON FORM S-3/A
FILED ON September 29, 2006
                  FILE NO. 333-136107

Ladies and Gentlemen:

         Pursuant to Rule 477(a) under the General Rules and
Regulations under the Securities Act of 1933, as amended (the
"Securities Act"), we respectfully request issuance by the Commission of an order permitting United Mortgage Trust (the "Registrant") to withdraw its Registration Statement on Form S3/A filed by the Registrant on September 29, 2006 (the "Registration Statement") as soon as reasonably possible.

         The Registration Statement relates to an offering of shares under a dividend reinvestment plan and should have been filed as a registration statement on Form No S-3/DPO. Promptly upon the issuance of an order of withdrawal we intend to file a Registration Statement on Form S-3/DPO.

         If you have any questions or comments regarding the foregoing application for withdrawal, please feel free to contact us at 305-358-7095. Thank you for your assistance.


                                        By: /s/ Cricket A. Griffin
                                            ---------------------
                                            Cricket A. Griffin
                                            President